Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this supplemental circular and the accompanying new form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this supplemental circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplemental circular.

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)
SUPPLEMENTAL CIRCULAR
TO
THE CIRCULAR TO SHAREHOLDERS DATED 29 APRIL 2010
— TO PROVIDE FURTHER INFORMATION IN RESPECT OF
REMOVAL AND ELECTION OF DIRECTORS
AT THE ANNUAL GENERAL MEETING

The supplemental circular should be read together with the circular to the shareholders dated 29 April 2010.
A revised notice convening the AGM of the Company to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC on Tuesday, 22 June 2010 at 9:30 a.m. is set out on pages 5 to 7 of this supplemental circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed new form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 2 June 2010. The new proxy forms should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).
18 May 2010

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)

Board of Directors:	Registered office:
Executive Directors He Yuhua Shen Yi Luo Qing	No. 1052 Heping Road Shenzhen, Guangdong Province The People’s Republic of China Postal Code: 518010

Non-executive Directors Cao Jianguo Li Liang Yu Zhiming

Independent Non-executive Directors Dai Qilin Wilton Chau Chi Wai Lu Yuhui
18 May 2010
Dear Shareholder(s),
SUPPLEMENTAL CIRCULAR
TO
THE CIRCULAR DATED 29 APRIL 2010
— TO PROVIDE FURTHER INFORMATION IN RESPECT OF
REMOVAL AND ELECTION OF DIRECTORS
AT THE ANNUAL GENERAL MEETING

A.	INTRODUCTION
This supplemental circular (the “Supplemental Circular”) should be read together with the circular to the shareholders dated 29 April 2009 (the “First Circular”) of Guangshen Railway Company Limited (the “Company”), which contains, among other things, information of removal and election of the directors at the annual general meeting of the Company which is scheduled to be held on Tuesday, 22 June 2010 (“AGM”). In particular, shareholders’ attention is drawn to the details

LETTER FROM THE BOARD

of the directors who are proposed to be elected at the AGM under the section headed “Proposed Changes in Directors and Supervisors” on pages 2 to 3 of the First Circular. The purpose of this Supplemental Circular is to give you further information relating to removal and election of directors at the AGM.

B.	PROPOSED CHANGES IN DIRECTORS
The Company received further proposals from Guangzhou Railway (Group) Company (“GR Company”), being the largest shareholder of the Company holding approximately 37.12% of the issued capital of the Company, that it intended to remove Mr. He Yuhua as director of the fifth session of the board of directors of the Company (the “Board”) due to change of management function and to appoint Mr. Xu Xiaoming and Mr. Guo Zhuxue as non-independent directors of the fifth session of the Board. Mr. Chen Min was designated as a proposed candidate to be elected as director of the fifth session of the Board at the AGM. The Company has recently been informed by Mr. Chen, that he has declined to be named as a proposed candidate for directorship. As such, GR Company has given a written notice to the Company that GR Company would like to withdraw the proposal in respect of the appointment of Mr. Chen, and the Company will withdraw the proposed resolution in respect of the appointment of Mr. Chen as director of the fifth session of the Board at the AGM accordingly.

Biographies of the proposed directors are as follows:

Xu Xiaoming, aged 54, graduated with a university degree and is a senior engineer. Mr. Xu worked at the railway department for many years. Mr. Xu had worked at different railway stations and sections, Railway Bureaus, Railway Sub-Bureaus and the Ministry of Railway. He has more than 30 years of experience in railway transportation management. From May 1973 to March 1996, Mr. Xu had served in technical and managerial positions at Xinyang electrical engineering section of Zhengzhou Railway Bureau (Zhengzhou Sub-bureau), the electrical engineering department of Zhengzhou Sub-bureau, and the electrical engineering section of Zhengzhou Railway Bureau respectively. From March 1996 to October 2002, Mr. Xu had served as the assistant to the director of Zhengzhou Railway Bureau (Zhengzhou Sub-bureau) and deputy-director thereof. From October 2002 to July 2005, he served as the deputy-director of Zhengzhou Railway Bureau. From July 2005 to May 2008, he served as the deputy-director of the Transportation Bureau of the Ministry of Railway and the chief officer of the department of infrastructure thereof. From May 2008 to May 2010, he served as the chief director of resources coordination of the Ministry of Railway. Since May 2010, he has been serving as the chairman of the board and secretary to the Party Committee of GR Company. Mr. Xu has never been subjected to any penalty or disciplinary actions imposed by the CSRC and its related authorities, or any other stock exchanges.

LETTER FROM THE BOARD

The term of office for Mr. Xu shall be the remaining term of the fifth session of the Board. In line with the Company’s remuneration and allowance package for the fifth session of the Board, Mr. Xu will not be entitled to any remuneration but will be entitled to an annual subsidy of RMB12,000 or RMB18,000 (if he is also appointed as the Chairman of the Board).

Guo Zhuxue, aged 43, graduated with a university degree and is a senior engineer. From August 1986 to September 1989, Mr. Guo had served in technical position at Beijing Railway Bureau (Beijing Sub-bureau). From September 1989 to May 2001, Mr. Guo had served as the resources coordination officer at the resources coordination department in the transportation coordination centre of the Transportation Bureau of the Ministry of Railway. From May 2001 to January 2008, he served various positions including the deputy-director and director of the resources coordination division and deputy-head of the resources coordination department of the Transportation Bureau of the Ministry of Railway respectively. Since January 2008, he has been serving as the deputy chairman to the board, general manager and deputy secretary to the Party Committee of GR Company respectively. Mr. Guo has never been subjected to any penalty or disciplinary actions imposed by the CSRC and its related authorities, or any other stock exchanges.

The term of office for Mr. Guo shall be the remaining term of the fifth session of the Board. In line with the Company’s remuneration and allowance package for the fifth session of the Board, Mr. Guo will not be entitled to any remuneration but will be entitled to an annual subsidy of RMB12,000.

Save as disclosed above, (i) each of Mr. Xu and Mr. Guo has no relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company, (ii) each of Mr. Xu and Mr. Guo has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and (iii) each of Mr. Xu and Mr. Guo does not have any other directorship held in listed public companies in the last three years or in their members of the group of the companies.

Save as disclosed above, there is no information to be disclosed pursuant to Rule13.51(2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Mr. Xu and Mr. Guo that needs to be brought to the attention of the shareholders of the Company.

LETTER FROM THE BOARD

C.	REVISED NOTICE OF ANNUAL GENERAL MEETING AND SECOND PROXY FORM
Since both the (i) notice of the AGM and (ii) the form of proxy (“First Proxy Form”) sent together with the First Circular do not contain the proposed resolutions for removal of Mr. He as director of the fifth session of the Board and the election of Mr. Xu and Mr. Guo as non-independent directors of the fifth session of the Board; and that the Company would like to withdraw the proposed resolution relating to the election of Mr. Chen as director of the fifth session of the Board. A revised notice convening the AGM is set out on pages 5 to 7 of this Supplemental Circular, and a new form of proxy (“Second Proxy Form”) for use at the AGM is enclosed with this Supplemental Circular.

Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon. Reply Slips for confirming attendance at the AGM have been sent to the relevant shareholders on 29 April 2010. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No.1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) before 2 June 2010. The Second Proxy Form should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof ) (the “Closing Time”).

D.	COMPLETION AND SUBMISSION OF THE SECOND PROXY FORM
A shareholder who has not yet lodged the First Proxy Form with the registers of members of the Company is requested to lodge the Second Proxy Form if he/she wishes to appoint proxy/proxies to attend the AGM on his/her behalf. In this case, the First Proxy Form should not be lodged with the registers of members of the Company.

LETTER FROM THE BOARD

A shareholder who has already lodged the First Proxy Form with the registers of members of the Company should note that:
(i)	If no Second Proxy Form is lodged with the registers of members of the Company, the First Proxy Form will be treated as a valid proxy form lodged by him/her if correctly completed.

The proxy/proxies so appointed by the shareholder will be entitled to vote at his/her discretion or to abstain from voting on any resolution properly put to the AGM other than those referred to in the notice convening the AGM dated 29 April 2010 and the First Proxy Form including, the resolutions for removal and election of additional candidates set out in the supplemental circular as directors.

(ii)	If the Second Proxy Form is lodged with the registers of members of the Company before the Closing Time, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)	If the Second Proxy Form is lodged with the registers of members of the Company after the Closing Time, the Second Proxy Form will be invalid. However, it will revoke the First Proxy Form previously lodged by the shareholder, and any vote that may be cast by the purported proxy/proxies (whether appointed under the First Proxy Form or the Second Proxy Form) will not be counted in any poll which will be taken on a proposed resolution. Accordingly, shareholders are advised not to lodge the Second Proxy Form after the Closing Time. If such shareholders wish to vote at the AGM, they will have to attend in person and vote at the AGM themselves.
Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.

Yours faithfully,

He Yuhua Chairman

REVISED NOTICE OF ANNUAL GENERAL MEETING

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)
REVISED NOTICE OF ANNUAL GENERAL MEETING
REVISED NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Tuesday, 22 June 2010, in the conference room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) to consider and, if thought fit, approve the following matters:
ORDINARY RESOLUTIONS
1.	THAT the work report of the board of directors of the Company (the “Board”) for 2009 be and is hereby reviewed and approved;

2.	THAT the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2009 be and is hereby reviewed and approved;

3.	THAT the audited financial statements of the Company for 2009 be and is hereby reviewed and approved;

4.	THAT the proposed profits distribution of the Company for 2009 be and is hereby reviewed and approved;

5.	THAT the financial budget of the Company for 2010 be and is hereby reviewed and approved;

6.	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2010 be and is hereby reviewed and approved, and that the Board and the audit committee be and are hereby authorised to determine its remuneration;

7.	THAT the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2010 be and is hereby reviewed and approved, and that the Board and the audit committee be and are hereby authorised to determine its remuneration;

REVISED NOTICE OF ANNUAL GENERAL MEETING

8.	THAT the removal of Mr. Cao Jianguo as director of the fifth session of the Board be and is hereby reviewed and approved;

9.	THAT the removal of Mr. He Yuhua as director of the fifth session of the Board be and is hereby reviewed and approved;

10.	THAT two non-independent directors of fifth session of the Board be and are hereby elected through cumulative voting:
10.1	To elect Mr. Xu Xiaoming as the non-independent director of the fifth session of the Board;

10.2	To elect Mr. Guo Zhuxue as the non-independent director of the fifth session of the Board;
11.	THAT the removal of Mr. Yao Muming as supervisor of the fifth session of the Supervisory Committee be and is hereby reviewed and approved; and

12.	THAT the appointment of Mr. Xu Ling as supervisor of the fifth session of the Supervisory Committee be and is hereby reviewed and approved.
Notes:
(1)	In accordance with the Articles of Association of the Company, Guangzhou Railway (Group) Company, a shareholder interested in 37.12% of the shares of the Company, has sent written notices to the Company notifying that it intended to remove Mr. Cao Jianguo and Mr. He Yuhua as directors of the fifth session of the Board and Mr. Yao Muming as supervisor of the fifth session of Supervisory Committee due to changes in their management function, and to appoint Mr. Xu Xiaoming and Mr. Guo Zhuxue as directors of the fifth session of the Board and Mr. Xu Ling as supervisor of the fifth session of the Supervisory Committee. For biography of Mr. Xu Ling, please refer to the circular of the Company dated 29 April 2010. For biographies of Mr. Xu Xiaoming and Mr. Guo Zhuxue, please refer to the supplemental circular of the Company dated 18 May 2010. According to the Rules for Implementation of Cumulative Voting of the Company, resolutions 10.1 and 10.2 are required to be polled by cumulative voting. Upon election of non-independent directors, the number of votes held by a shareholder shall be calculated by multiplying the number of shares held by such shareholder by the total number of candidates for non-independent directors (i.e. two candidates). If the total number of votes exercised by such shareholder is less than or equal to the number of votes he/she legally entitled, such vote shall be valid and any unexercised vote shall be deemed as “abstention”. If the total number of votes exercised by such shareholder exceeds the number of votes he/she legally entitled, such vote shall be invalid and deemed as abstention.

REVISED NOTICE OF ANNUAL GENERAL MEETING

(2)	Holders of the H shares of the Company are advised that the registers of members of the Company’s H shares will be closed from Friday, 21 May 2010 to Tuesday, 22 June 2010 (both days inclusive), during which no transfer of H shares will be registered. Holders of the H shares of the Company who intend to receive the final dividends for this year must deliver the transfer document together with the relevant share certificates to the share registrar of the Company, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, Wan Chai, Hong Kong, for registration by 4:00 p.m. on Thursday, 20 May 2010.

Shareholders of the Company whose names appear on the registers of members of the Company on Thursday, 20 May 2010, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf. Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)	A new form of proxy (“Second Proxy Form”) in respect of the AGM is enclosed. The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the Second Proxy Form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, the Second Proxy Form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be) (the “Closing Time”).

(5)	Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before Wednesday, 2 June 2010.

(6)	In respect of Resolution 10, set out below is the view of the independent non-executive directors of the Company on the proposed appointment of Mr. Xu Xiaoming and Mr. Guo Zhuxue as non-independent directors to the fifth session of the Board under the relevant requirements of the PRC Company Law and other applicable laws and regulations including, the “Guidance on the Establishment of Independent Directorship in Listed Companies”, the “Governance Standards for Listed Companies”, and the Articles of Association of the Company: “After a review of the biographies of the proposed directors, we are of the view that the proposed directors possess the relevant professional know-how and capacity in decision making, organization and execution, which are required for the performance of the directorship and that his qualification satisfies the relevant requirements under the Company Law and the Articles of Association of the Company. We are unaware of any circumstance which may disqualify such proposed directorships under the Company Law, or any prohibition from entering the securities market which was identified by the CSRC and is continuing. The proposed directorships are recommended to the general meeting. Independent Directors: Dai Qilin, Wilton Chau Chi Wai and Lu Yuhui.”

(7)	A shareholder who has not yet lodged the form of proxy sent together with the circular dated 29 April 2010 (“First Proxy Form”) with the registers of members of the Company is requested to lodge the Second Proxy Form if he/she wishes to appoint proxy/proxies to attend the AGM on his/her behalf. In this case, the First Proxy Form should not be lodged with the registers of members of the Company.

REVISED NOTICE OF ANNUAL GENERAL MEETING

(8)	IMPORTANT: A SHAREHOLDER WHO HAS ALREADY LODGED FIRST PROXY FORM WITH THE REGISTERS OF MEMBERS OF THE COMPANY SHOULD NOTE THAT:
(i)	If no Second Proxy Form is lodged with the registers of members of the Company, the First Proxy Form will be treated as a valid proxy form lodged by him/her if correctly completed.

The proxy/proxies so appointed by the shareholder will be entitled to vote at his/her discretion or to abstain from voting on any resolution properly put to the AGM other than those referred to in the notice convening the AGM dated 29 April 2010 and the First Proxy Form including, the resolutions for removal and election of additional candidates set out in this supplemental circular as directors.

(ii)	If the Second Proxy Form is lodged with the registers of members of the Company before the Closing Time, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)	If the Second Proxy Form is lodged with the registers of members of the Company after the Closing Time, the Second Proxy Form will be invalid. However, it will revoke the First Proxy Form previously lodged by the shareholder, and any vote that may be cast by the purported proxy/proxies (whether appointed under the First Proxy Form or the Second Proxy Form) will not be counted in any poll which will be taken on a proposed resolution. Accordingly, shareholders are advised not to lodge the Second Proxy Form after the Closing Time. If such shareholders wish to vote at the AGM, they will have to attend in person and vote at the AGM themselves.
(9)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company: No. 1052 Heping Road Shenzhen, Guangdong Province The People’s Republic of China Telephone: 86 -755-25587920 or 25588146 Facsimile: 86-755-25591480

(10)	As at the date hereof, the board of directors of the Company comprises 3 executive directors, namely He Yuhua, Shen Yi and Luo Qing; 3 non-executive directors, namely Cao Jianguo, Li Liang and Yu Zhiming; and 3 independent non-executive directors, namely Dai Qilin, Wilton Chau Chi Wai and Lu Yuhui.

By Order of the Board
Guo Xiangdong
Company Secretary
Shenzhen, the PRC
18 May 2010

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)

Second Proxy Form for Use by Shareholders at the annual general meeting	Number of shares to which this Second Proxy Form relates: (Note 1)

I/We (Note 2)

of	being the shareholder of Guangshen Railway Company Limited (the “Company”)

hereby appoint THE CHAIRMAN OF THE GENERAL MEETING/	(note 3)

of
as my/our proxy to attend and vote on my/our behalf at the annual general meeting of the Company (or any adjournment thereof) (“AGM”) to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, on Tuesday, 22 June 2010 at 9:30 a.m. in respect of the resolutions set out in the revised notice convening the AGM as hereunder indicated and if no indication is given, as my/our proxy think fit or abstain at his/her own discretion.

RESOLUTIONS			FOR (Note 4)	AGAINST (Note 4)	ABSTAIN FROM VOTING(Note 4)
THAT the following ordinary resolutions are reviewed and approved

1.	To review and approve the work report of the board of directors of the Company for 2009

2.	To review and approve the work report of the supervisory committee of the Company for 2009

3.	To review and approve the audited financial statements of the Company for 2009

4.	To review and approve the proposed profits distribution of the Company for 2009

5.	To review and approve the financial budget of the Company for 2010

6.	To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2010 and to authorise the board of directors and the audit committee to determine its remuneration

7.	To review and approve the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2010 and to authorise the board of directors and the audit committee to determine its remuneration

8.	To review and approve the removal of Mr. Cao Jianguo as director of the fifth session of the board of directors of the Company

9.	To review and approve the removal of Mr. He Yuhua as director of the fifth session of the board of directors of the Company

10.	To elect two non-independent directors of the fifth session of the board of the directors of the Company through cumulative voting (Note5)

	10.1	To elect Mr. Xu Xiaoming as the non-independent director of the fifth session of the board of directors of the Company

	10.2	To elect Mr. Guo Zhuxue as the non-independent director of the fifth session of the board of directors of the Company

11.	To review and approve the removal of Mr. Yao Muming as supervisor of the fifth session of the supervisory committee of the Company

12.	To elect Mr. Xu Ling as supervisor of the fifth session of the supervisory committee of the Company

Date: 2010	Signature (Note6):

Notes:

1.	Please fill in the number of shares in the Company registered in your name to which this Second Proxy Form relates. Failure to fill in the number of shares will result in this Second Proxy Form being deemed to relate to all shares in the Company registered in your name.

2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3.	If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE GENERAL MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM. The proxy or proxies need not be a member of the Company. Any alteration made to this Second Proxy Form must be signed by the person who signs it.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A “✓ ” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A “✓ ” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PUT A “✓ ” IN THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/her discretion. Abstained votes or abstain from voting will not be treated as valid votes in the calculation of voting results.

5.	According to the Rules for Implementation of Cumulative Voting of the Company, resolution 10.1 and 10.2 are required to be polled by cumulative voting. Upon election of non-independent directors, the number of votes held by a shareholder shall be calculated by multiplying the number of shares held by such shareholder by the total number of candidates for non-independent directors (i.e. two candidates). If the total number of votes exercised by such shareholder is less than or equal to the number of votes he/she legally entitled, such vote shall be valid and any unexercised vote shall be deemed as “abstention”. If the total number of votes exercised by such shareholder exceeds the number of votes he/she legally entitled, such vote shall be invalid and deemed as abstention.

6.	This Second Proxy Form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this Second Proxy Form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If this Second Proxy Form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this Second Proxy Form, together with any notarially certified copy of the power of attorney or any other authority under which Second Proxy Form is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be) (the “Closing Time”).

7.	Completion and return of the form of proxy sent together with the circular dated 29 April 2010 (“First Proxy Form”) and/or the Second Proxy Form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.

8.	A shareholder who has not yet lodged the First Proxy Form with the registers of members of the Company is requested to lodge the Second Proxy Form if he/she wishes to appoint proxy/proxies to attend the AGM on his/her behalf. In this case, the First Proxy Form should not be lodged with the registers of members of the Company.

9.	IMPORTANT: A SHAREHOLDER WHO HAS ALREADY LODGED FIRST PROXY FORM WITH THE REGISTERS OF MEMBERS OF THE COMPANY SHOULD NOTE THAT:
(i)	If no Second Proxy Form is lodged with the registers of members of the Company, the First Proxy Form will be treated as a valid proxy form lodged by him/her if correctly completed.

The proxy/proxies so appointed by the shareholder will be entitled to vote at his/her discretion or to abstain from voting on any resolution properly put to the AGM other than those referred to in the notice convening the AGM dated 29 April 2010 and the First Proxy Form including, the resolutions for removal and election of additional candidates set out in the supplemental circular as directors.

(ii)	If the Second Proxy Form is lodged with the registers of members of the Company before the Closing Time, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)	If the Second Proxy Form is lodged with the registers of members of the Company after the Closing Time, the Second Proxy Form will be invalid. However, it will revoke the First Proxy Form previously lodged by the shareholder, and any vote that may be cast by the purported proxy/proxies (whether appointed under the First Proxy Form or the Second Proxy Form) will not be counted in any poll which will be taken on a proposed resolution. Accordingly, shareholders are advised not to lodge the Second Proxy Form after the Closing Time. If such shareholders wish to vote at the AGM, they will have to attend in person and vote at the AGM themselves.